

16021290

UNITEDSTATES
ECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 07 2016
Washington DC
416

SEC FILE NUMBER
8- 37928

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grand Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15303 Dallas Parkway, Ste. 1010
(No. and Street)

Addison (City) TX (State) 75001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., LLP
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James L. Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grand Financial, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


LARIANN B. HINTON
Notary Public
State of Texas
Comm. Expires 06/11/2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAND FINANCIAL, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2015


CF
ACCOUNTANTS
CONSULTANTS
60
YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Grand Financial, Inc.
Addison, Texas

We have audited the accompanying statement of financial condition of Grand Financial, Inc. (The "Company") as of December 31, 2015, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grand Financial, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

The supplementary information contained in Schedules I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 26, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

GRAND FINANCIAL, INC.
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$ 267,455
Accounts receivable - other	45,008
Prepaid Commissions	1,608
Total Assets	$ 314,071

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 93,350
Other accrued liabilities	1,032
Total liabilities	94,382
Stockholder's equity:	
Common stock, 100,000 shares authorized with $1 par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	1,504,819
Retained earnings (deficit)	(1,286,130)
Total stockholder's equity	219,689
Total Liabilities and Stockholder's Equity	$ 314,071

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.

Statement of Income (Loss)

For The Year Ended December 31, 2015

Revenues:	
Brokerage fees	$ 430,803
	430,803
Total Sales Revenue	
Expenses:	
Commissions	411,798
Salaries	120,423
Payroll taxes	45,430
Outside Services	929
Operating expense	206,106
Taxes - Other	2,000
Filing fees	31,332
Other expenses	1,231
Professional fees	15,661
Total expenses	834,910
Income (loss) before income taxes	(404,107)
State income tax benefit	(1,596)
Net Income (Loss)	$ (402,511)

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2014	$ 1,000	$ 1,121,407	$ (883,619)	$ 238,788
Contributions	--	383,412	--	383,412
Net Income (loss)	--	--	(402,511)	(402,511)
Balances at December 31, 2015	$ 1,000	$ 1,504,819	$ (1,286,130)	$ 219,689

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2015

Balance, at December 31, 2014	$	--
Increases		--
Decreases		--
Balance, at December 31, 2015	$	--

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.

Statement of Cash Flows

For the Year Ended December 31 ,2015

Cash flows from operating activities	
Net income (loss)	$ (402,511)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
(Increase) decrease in accounts receivable - other	(45,008)
(Increase) decrease in prepaid commissions	(1,608)
Increase (decrease) in accounts payable	34,105
Increase (decrease) in other accrued liabilities	(2,817)
Net cash provided (used) by operating activities	(417,839)
Cash flows from investing activities	
Net cash provided (used) by investing activities	--
Cash flows from financing activities	
Capital contributions	383,412
Net cash provided (used) by financing activities	383,412
Net increase (decrease) in cash	(34,427)
Cash at beginning of year	301,882
Cash at end of year	$ 267,455

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.
Notes to Financial Statements
December 31, 2015

Note 1 - Organization and Significant Accounting Policies

Nature of Business

Grand Financial, Inc. (The "Company"), was incorporated on April 16, 1987 and deals in brokerage of oil and gas private placements for an affiliated company ("Grand Energy, Inc."). The Company is registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is located in Addison, Texas.

Revenue Recognition

Brokerage fees and related expenses are recorded in the period in which earned.

Income Taxes

Management has evaluated income tax positions taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements and also has evaluated the need for disclosure with respect to income tax positions taken that are not certain to be realized.

The Company and its shareholder have elected treatment under provisions of Subchapter S of the Internal Revenue Code; therefore, taxable income or loss from corporate operations is allocated to the shareholder. Accordingly, no provision has been made for federal income taxes in the financial statements at December 31, 2015. Any potential interest and penalty, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. Income tax returns are subject to examination by taxing authorities over various statues of limitations generally three to five yearsfrom the date of filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Related Party Transactions

The Company is related through common ownership to Grand Energy, Inc., a Texas corporation. Grand Energy, Inc. has agreed to pay certain operating expenses such as overhead and licensing on behalf of the Company. Pursuant to regulatory pronouncements, the Company has calculated its allocable amount of these expenses and has included such amounts in the financial statements. For the year

Note 2 - Related Party Transactions, Continued

ended December 31, 2015, these expenses totaled $206,106 and are reported as operating expenses.

For the year ended December 31, 2015, the Company earned commissions of $274,564, and Placement Agent Fees of $156,240 for marketing oil and gas investments for Grand Energy, Inc.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of approximately $173,073 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .55 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

Note 5 - Credit Risk

At December 31, 2015, and at various times throughout the year, the Company may have had cash balances in excess of Federally insured limits.

Note 6 - Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers," which provides guidance for revenue recognition. This ASU's core principle is that an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgements and changes in judgments, and assets recognized from costs incurrent to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. In August 2014, the FASB issued ASU No. 2015-14, which

Note 6 – Recent Accounting Pronouncements, Continued

deferred the effective date of ASU 2014-09 one additional year. ASU 2014-09, including the deferral in ASU 2015-14, will be effective commencing with the Company's year ending December 31, 2018. The Company is currently assessing the potential impact of this ASU on its financial statements.

In August 2014, the FASS issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern: Disclosures of Uncertanties about an Entity's Ability to Continue as a Going Concern, which requires management to evaluate whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued or are available to be issued. This ASU also requires management to disclose certain information depending on the results of the going concern evaluation. This amendment is effective for the Company's annual reporting period ending December 31, 2016. Early adoption is permitted. The Company is currently assessing the potential impact of this ASU on its financial statements.

Note 7 - Going Concern

As shown in the financial statements, the Company has a retained earnings deficit as of December 31, 2015. The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the financial markets and the oil and gas industry. These matters raise substantial doubt about the ability of the Company to continue as a going concern. Management has taken the steps to maintain appropriate net capital and reduce certain expenses. The Company's stockholder intends to contribute additional capital as needed to fund the operations of the Company.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2015

Schedule I

GRAND FINANCIAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$	219,689
Add:		
Other deductions or allowable credits		(46,616)
Total capital and allowable subordinated liabilities		173,073
Deductions and/or charges		-
Net capital before haircuts on securities positions		173,073
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		-
Net capital	$	173,073

AGGREGATE INDEBTEDNESS

Commissions payable	$	-
Other accrued liabilities		94,382
Total aggregate indebtedness	$	94,382

Schedule I (continued)

GRAND FINANCIAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	6,292
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	6,292
Net capital in excess of required minimum	$	166,781
Net capital less the greater of 10% of total aggregate indebtedness or 120% of required minimum	$	163,635
Ratio: Aggregate indebtedness to net capital		.55 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

GRAND FINANCIAL, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section 15c3-3(k)(2)(i), in which the Company is a direct participation broker-dealer.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON MANAGEMENT'S EXEMPTION REPORT



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors
Grand Financial, Inc.
Dallas, Texas

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Grand Financial, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Grand Financial, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i), (the "exemption provisions") and *(b)* Grand Financial, Inc. stated that Grand Financial, Inc. met the identified exemption provisions throughout the year ended December 31, 2015 without exception. Grand Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grand Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., LLP

CF & Co., L.L.P.

February 26, 2016

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

February 22, 2016

MANAGEMENT'S EXEMPTION REPORT

Grand Financial, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2015 without exception.



Grand Financial, Inc

I, James L. Harris, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: President

February 22, 2016

GRAND FINANCIAL, INC.
15303 DALLAS PARKWAY
SUITE 1010
ADDISON, TEXAS 75001
972/788-2080

MEMBER FINRA MEMBER SIPC

February 26, 2016

Office of Investor Education and Advocacy
Securities and Exchange Commission
Registrations Branch, Mail 8031
100 F Street, NE.
Washington, D.C. 20549-0213

Re: BD #19571
Audited Financial Statement

Dear Sir or Madam:

Please find enclosed our audited financial statement for our fiscal year ended December 31, 2015. If you have any questions or require any further information, please let me know.

Sincerely,


James L. Harris
President

cky

Enclosure